VF 3-12-04

AH 3/12/2004

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04002936

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 1 2004
536

SEC FILE NUMBER
8- 42614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Orenstein Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

648 N. Plankinton Avenue, Suite 418
(No. and Street)

Milwaukee	WI	53203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM ORENSTEIN (414) 272-7700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RITZ, HOLMAN, BUTALA, FINE, LLP
(Name — *if individual, state last, first, middle name*)

330 EAST KILBOURN AVENUE SUITE 550	MILWAUKEE	WI	53202
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3-25-2004

OATH OR AFFIRMATION

I, WILLIAM ORENSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ORENSTEIN SECURITIES, INC., as of DECEMBER, ~~19~~ 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

William Orenstein
Signature

Pres.
Title

Joyce G. Barnes
Notary Public

Joyce G. Barnes
My Commission Expires June 19, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ORENSTEIN SECURITIES, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

RITZ, HOLMAN, BUTALA, FINE LLP
CERTIFIED PUBLIC ACCOUNTANTS

ORENSTEIN SECURITIES, INC.

TABLE OF CONTENTS

RITZ, HOLMAN, BUTALA, FINE LLP
TWO PLAZA EAST, SUITE 550
330 EAST KILBOURN AVENUE
MILWAUKEE, WI 53202-3144
(414) 271-1451
FAX (414) 271-7464

INDEPENDENT AUDITORS' REPORT

Board of Directors
Orenstein Securities, Inc.
Milwaukee, Wisconsin

We have audited the accompanying balance sheets of Orenstein Securities, Inc. as of December 31, 2003 and 2002, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orenstein Securities, Inc. as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Ritz Holman Butala Fine LLP

RITZ, HOLMAN, BUTALA, FINE LLP

February 19, 2004

ORENSTEIN SECURITIES, INC.
BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

ASSETS

	2003		2002	
CURRENT ASSETS				
Cash	$	157	$	399
Cash - Money Market		8,211		12,698
Cash - Customer Account		383		382
Investments		16,300		16,300
Prepaid Taxes		858		1,460
Total Current Assets	$	25,909	$	31,239
TOTAL ASSETS	$	25,909	$	31,239

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	$	---	$	---
STOCKHOLDERS' EQUITY				
Common Stock - $.10 Par Value - 560,000 Shares Authorized; 5,000 Shares Issued and Outstanding	$	500	$	500
Additional Paid-In Capital		16,500		16,500
Retained Earnings		8,909		14,239
Total Stockholders' Equity	$	25,909	$	31,239
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	25,909	$	31,239

The accompanying notes are an integral part of these financial statements.

ORENSTEIN SECURITIES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
INCOME		
Interest Income	$ 69	$ 142
Total Income	$ 69	$ 142
EXPENSES		
Bank Charges	$ 187	$ 185
Filing Fees	195	194
Insurance	369	369
Postage	14	61
Professional Fees	3,516	3,844
Protection Assessment	150	150
NASD Assessments	812	739
Publications	399	233
Total Expenses	$ 5,642	$ 5,775
Net Income (Loss) Before Taxes	$ (5,573)	$ (5,633)
Taxes		
Federal Taxes (Refund)	(243)	(845)
NET INCOME (LOSS)	$ (5,330)	$ (4,788)

The accompanying notes are an integral part of these financial statements.

ORENSTEIN SECURITIES, INC.
STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Retained Earnings - Beginning Balance	$ 14,239	$ 19,027
Net Income (Loss)	(5,330)	(4,788)
RETAINED EARNINGS - ENDING BALANCE	$ 8,909	$ 14,239

The accompanying notes are an integral part of these financial statements.

ORENSTEIN SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (5,330)	$ (4,788)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
(Increase) Decrease in Prepaid Expenses	602	2,355
Net Cash Used by Operating Activities	$ (4,728)	$ (2,433)
Net Decrease in Cash	$ (4,728)	$ (2,433)
CASH AT BEGINNINING OF YEAR	13,479	15,912
CASH AT END OF YEAR	$ 8,751	$ 13,479
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year For:		
Interest	$ ---	$ ---
Income Tax	---	---

The accompanying notes are an integral part of these financial statements.

ORENSTEIN SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

ORENSTEIN SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE A - Summary of Significant Accounting Policies

Business Activity

The Corporation is a licensed broker dealer and a member of the National Association of Securities Dealers, Inc. The Corporation's principal activity is to sell limited partnership interests in commercial and residential real estate. No cash was collected from customers for the years ended December 31, 2003 and 2002. Cash is paid by customers directly to issuing partnerships. To conform to the exemption provisions under Rule 15c3-3, the Corporation has established a segregated cash account for the exclusive benefit of customers.

Basis of Accounting

The financial statements for Orenstein Securities, Inc. have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include all highly liquid debt instruments with original maturities of three months or less.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - Current Year Activity

Commission Income

For the years ended December 31, 2003 and 2002, the Corporation received no commission income.

Minimum Capital

For the years ended December 31, 2003 and 2002, the Corporation maintained the required minimum balance of $5,000 under the exemption provisions of Rule 15c3-3.

Net Capital	$ 8,751
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 3,751
Excess Net Capital at 1000%	$ 8,751

RITZ, HOLMAN, BUTALA, FINE LLP
TWO PLAZA EAST, SUITE 550
330 EAST KILBOURN AVENUE
MILWAUKEE, WI 53202-3144
(414) 271-1451
FAX (414) 271-7464

Board of Directors
Orenstein Securities, Inc.
Milwaukee, Wisconsin

We have examined management's assertions included in its representation letter dated February 19, 2004. The representation letter stated that "There has been no -

a. Fraud involving management or employees who have significant roles in the internal control structure.

b. Fraud involving other employees that could have a material effect on the financial statements.

c. Communication from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices that could have a material effect on the financial statements."

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control structure over financial reporting, testing, and evaluating the design and operating effectiveness of the internal control structure, and such other procedures that we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, errors or irregularities may occur and not be detected. Also, projections of any evaluation of the internal control over financial reporting to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We understand that the agency considers the controls over financial reporting that meet the criteria referred to in the first paragraph of this report adequate for its purpose. In our opinion, based on this understanding and on our examination, management's assertions are fairly stated, in all material respects, based upon such criteria.

This report is intended for the information and use of the board of directors and management of Orenstein Securities, Inc. and the National Association of Securities Dealers, Incorporated, and should not be used for any other purpose.

Ritz, Holman, Butala, Fine LLP

RITZ, HOLMAN, BUTALA, FINE LLP

February 19, 2004
Milwaukee, Wisconsin